Exhibit 5.1

July 6, 2012

Board of Directors
Gulf United Energy, Inc.
P.O. Box 22165
Houston, Texas 77227-2165

Re:    Registration on Form S-1

Gentlemen:

We have acted as counsel to Gulf United Energy, Inc., a Nevada corporation (the “Company”), in connection with the preparation of a registration statement filed with the Securities and Exchange Commission on Form S-1 (“Registration Statement”) relating to the resale of 156,847,060 shares of common stock (the “Outstanding Shares”) and 1 million shares of common stock underlying a five year common stock purchase warrant (the “Warrant Shares”) as described in the Registration Statement.

All capitalized terms herein that are not otherwise defined shall have the meaning ascribed thereto in the Registration Statement. In connection with this opinion, we have examined and relied upon the Company’s Articles of Incorporation and Bylaws as currently in effect; the Registration Statement and related prospectus; and such corporate records of the Company and such other instruments and other certificates of public officials, officers and representatives of the Company and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below. In addition, we have assumed and have not independently verified the accuracy as to factual matters of each document we have reviewed.

For purposes of rendering this opinion, we have examined originals or copies certified or otherwise identified to our satisfaction of the documents described in the preceding paragraph and such other documents and records as we have deemed appropriate. In conducting such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and conformity to original documents of all documents submitted to us as copies. As to questions of fact material to our opinion, we have relied upon certificates of officers of the Company and of public officials. It is understood that this opinion is to be used only in connection with the filing of the Registration Statement. We are opining only on the matters expressly set forth herein, and no opinion should be inferred as to any other matter. The law covered by the opinions expressed herein is limited to the laws of the State of Nevada. This opinion letter is delivered as of its date and without any undertaking to advise you of any changes of law or fact that occur after the date of this opinion letter even though the changes may affect the legal analysis, a legal conclusion or information confirmed in this opinion letter.

Based solely on the foregoing, we are of the opinion that (i) the Outstanding Shares are validly issued, fully paid, and non-assessable shares of the Company and (ii) the Warrant Shares, upon issuance in accordance with the terms and conditions of the Registration Statement and the Warrants and for the consideration provided for therein, will be validly issued, fully paid, and non-assessable.

We consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the reference to this firm under the caption “Legal Matters” in the prospectus that is part of the Registration Statement.  This opinion is being furnished in accordance with the requirements of Item 16 of Form S-1.  Our opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company or the Shares.

Very truly yours,

/S/ Brewer & Pritchard, P.C.
BREWER & PRITCHARD, P.C.